SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of September 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                         RYANAIR ANNOUNCES 5 NEW ROUTES

              DUBLIN TO FUERTEVENTURA, TENERIFE, SARDINIA & SICILY

                          & DERRY TO GLASGOW PRESTWICK

Ryanair, Europe's largest low fares airline today (Thursday, 21st September
2006) announced five new routes for 2007, four from Dublin to Fuerteventura, Tenerife, Alghero and Trapani and one from Derry to Glasgow Prestwick.

This brings to 18 the number of new routes that Ryanair will launch from Dublin by February 2007. In summer 2007, Ryanair will operate 19 aircraft and 69 routes from Dublin. These new routes strengthen Ryanair's position as Ireland's national airline. Ryanair now:

 1. Carries 42M pax annually

 2. Offers more routes from Dublin (69) than any other airline

 3. Carries 50% more passengers to/from Ireland (12M) than any other airline

 4. Has an average fare (EUR41) that is half the price of any other airline

              Destination                  Starts         Frequency

Oslo (Norway)                                Dec      1 x daily
Madrid (Spain)                               Dec      1 x daily
Tenerife                                     Dec      4 x weekly
Tampere (Finland)                            Dec      4 x weekly
Fuerteventura                                Dec      3 x weekly
Grenoble (France)                            Dec      3 x weekly
Friedrichshafen (Germany)                    Dec      3 x weekly
Turin                                        Dec      2 x weekly
Vitoria (Spain)                              Jan      4 x weekly
Billund (Denmark)                            Jan      4 x weekly
Seville (Spain)                              Jan      3 x weekly
Almeria (Spain)                              Jan      2 x weekly
Rzeszow (Poland)                             Jan      2 x weekly
Bologna (Italy)                              Feb      4 x weekly
Pula (Croatia)                               Feb      3 x weekly
Malta                                        Feb      3 x weekly
Trapani (Sicily)                             Feb      2 x weekly
Alghero (Sardinia)                           Feb      2 x weekly

Announcing these 5 new routes at Ryanair's AGM, Michael O'Leary, CEO said:

        "Our new routes from Dublin in 2007 will allow even more passengers to travel to/from Europe and the UK for less than half the fares charged by Aer Lingus. Where they have a choice, more passengers prefer Ryanair because we give them the lowest fares, the youngest aircraft, the best punctuality, and a guarantee of no fuel surcharges.

        "More than twice as many passengers travelling between Ireland and the UK choose Ryanair over Aer Lingus and this latest expansion of our low fare routes from Dublin will ensure that this success is replicated between Ireland and Europe.

        "Seats on all of these new routes are FREE* on www.ryanair.com until midnight tonight and we advise passengers to book immediately as free seats to ex Aer Lingus high fare destinations will cause a stampede".

* Excludes taxes and charges.

Ends.                            Thursday, 21st September 2006

For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228            Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 September 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director